3 YEAR WITHDRAWAL CHARGE SCHEDULE ENDORSEMENT

This endorsement is made a part of the Contract to which it is attached and is effective on the Issue Date. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control. The benefits described in this endorsement will cease upon termination of the Contract. This 3 Year Withdrawal Charge Schedule benefit may only be elected prior to the Issue Date.

The CONTRACT is amended as follows:

  The following language is added to the CONTRACT DATA PAGE of the Contract:
“3 Year Withdrawal Charge Schedule Charge:	On an annual basis, this charge equals 0.45% of the daily net asset value of the Investment Divisions.”
  The Withdrawal Charge schedule of the CONTRACT DATA PAGE of the Contract is deleted and replaced with the following schedule:
“3 Year Withdrawal Charge:	Completed Years Since Receipt of Premium	Percentage
	0	6.0%
	1	4.5%
	2	2.0%
	3+	0%"

7429NY